June 25, 2007

VIA FACSIMILE AND EDGAR

United States Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, N.E.
Washington, DC 20549
           Attn: Jason Wynn

Via Facsimile and EDGAR

RE:	Vaughan Foods, Inc.
Registration Statement Form S-1, File Number 333-137861

Ladies and Gentlemen:

              Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned hereby requests acceleration of the effective date of the above referenced registration statement to June 27, 2007 4:15 p.m. Eastern Time or as soon thereafter as is practicable.

Sincerely,

Paulson Investment Company, Inc.

Trent D. Davis
Chief Executive Officer

cc:   Mr. Paul Fischer

811 S.W. Naito Parkway • Suite 200 • Portland, Oregon 97204 • (503) 243-6000
Member NASD & SIPC